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                           July 31, 2023

       Joel Fruendt
       President and Chief Executive Officer
       SenesTech, Inc.
       23460 N 19th Ave., Suite 110
       Phoenix, Arizona 85027

                                                        Re: SenesTech, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-273370

       Dear Joel Fruendt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Katherine Beck